December 4, 2007

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Max A. Webb
Assistant Director

Re:	A. H. Belo Corporation
Registration Statement on Form 10 Filed October 12, 2007
Commission File No. 1-33741

Dear Mr. Webb:

On behalf of A. H. Belo Corporation (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated November 6, 2007 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) in Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

Summary, pages 1-4.

1.	Please revise to remove from the second italicized sentence that the summary is “not complete” as this is a complete summary.

Company Response: In response to the Staff’s comment, the Company has made the requested revision.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

2.	Please revise the summary section to include some discussion of the trend of declining earnings and revenues disclosed in the Summary Financial Data.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Summary – A. H. Belo’s Business” on page 2.

3.	Similarly, elsewhere wherever you discuss the dividend you might want to estimate how long you will be able to pay it if the decline in earnings disclosed in the 2005-2006 and interim ‘06 and ‘07 continues in future periods.

Company Response: In response to the Staff’s comment, the Company has deleted the phrase “recurring annual” in reference to dividends throughout the Information Statement. We also direct the Staff’s attention to the section titled “Dividend Policy” on page 35, which provides that the declaration and payment of dividends is subject to several conditions, including the Company’s results of operations and financial condition, earnings, prospects and business conditions. We further note that the Company has not adopted, and will not have adopted by the effective date of the Registration Statement, a dividend policy. The stated expected initial dividend rate is an expectation only, subject to numerous conditions, including those described above and in the above-referenced section.

A. H. Belo’s Business, pages 1-2.

4.	Please provide support for your assertion that The Providence Journal is America’s oldest major daily newspaper of general circulation and continuous publication or restate as a belief.

Company Response: Britannica Online Encyclopedia states “The Providence Journal (daily), founded in 1829, is the oldest continuously published major daily newspaper in the United States.” The Hartford Courant claims to be America’s oldest continuously published newspaper, tracing its roots to 1764; however, at inception that newspaper was published weekly, and began daily publication in 1837.

5.	Please revise to include your revenues and net income or loss for the last audited period and interim stub.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Summary – A. H. Belo’s Business” on page 2.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

A. H. Belo’s Competitive Strengths and Challenges, page 2.

6.	Please revise to explain the reasons for your assertion that your three daily newspapers are in markets with “attractive long-term demographics.”

Company Response: We have revised to state that the Company’s three daily newspapers are in markets with projected population growth rates above the national average. Our support for that statement derives from Claritas, a market research services firm.

7.	Also, consistent with your disclosure on page 17 discuss your difficulty in maintaining or increasing circulation levels, particularly given the shifting preferences of some consumers to receive their news other than from a newspaper.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Summary – A. H. Belo’s Competitive Strengths and Challenges” on page 2.

Risk Factors, pages 11-20.

8.	If applicable, consider adding a risk factor discussing whether you expect to lose any advantages or economies of scale that derived from having the newspaper and television businesses operated as a part of one company.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Risk Factors – A. H. Belo has no operating history as a separate public company and may be unable to operate profitably after becoming a stand-alone company” on page 11.

Decreases, or slow growth, in circulation adversely affect, pages 18-19.

9.	Please include a table here showing your circulation and advertising figures for each of the last three years so that investors can better grasp the risk.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Risk Factors – Decreases, or slow growth, in circulation may adversely affect A. H. Belo’s circulation and advertising revenues” on page 18.

10.	We note that you may address declining circulation by increasing spending on marketing designed to retain existing subscribers and that you may create niche publications. If you have any current plans in either regard that might be material information to investors, please cross-reference a discussion of such plans in the Business section.

Company Response: The Company does not have any current plans that are material to increase spending on marketing designed to retain existing subscribers or create niche publications.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

United States Federal Income Tax Consequences of the Distribution, page 28.

11.	It is not appropriate to provide a tax discussion and then indicate each investor should consult it own tax advisor. You may revise to indicate that an investor may want to consult with an advisor as to his individual circumstances.

Company Response: In response to the Staff’s comment, the Company has made the requested revision.

Transition Services Agreement, pages 33-34.

12.	Please expand your disclosure to discuss the services you expect to provide for Belo and the services you expect to receive from it under the agreement. Also, please clarify what you mean by “other consideration” and whether this implies that you anticipate exchanging services in lieu of making cash payments for such services.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Relationships Between Belo and A. H. Belo Following the Distribution – Transition Services Agreement” on pages 33-34.

Financing Arrangements, page 35.

13.	Please disclose the terms of the revolving credit agreement.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Financing Arrangements” on page 35.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

Notes to Unaudited Pro Forma Financial Statements, page 40.

14.	In note (a), you indicate that all intercompany indebtedness will be eliminated through a contribution of notes payable to the capital of A. H. Belo or assignment of the notes to A. H. Belo. However, in note (c), you only contemplate contribution of such notes to the capital of A. H. Belo. Please clarify this apparent inconsistency.

Company Response: In response to the Staff’s comment, the Company has clarified this apparent inconsistency by revising the disclosure in note (c).

15.	Please expand note (d) to disclose the estimated income tax rate used for each pro forma statement of operations period presented. Also, please explain to us how the amounts were computed, if more than one rate was used or blended.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information in note (d) on page 40.

16.	Please expand note (e) to indicate whether you anticipate such costs and expenses to be material or significant. If so, please expand to provide a range of the estimated costs thereof, or indicate why the amounts are not currently determinable.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include language stating that the Company is currently unable to determine whether the effect of the intercompany agreements will be material as the agreements have not been finalized. The Company anticipates that it will update this disclosure in note (e) prior to the Registration Statement’s effectiveness. In addition, the discussion of the effect of operating as a separate public company has been eliminated as the historical results of operations of the Company include an allocation of Belo’s corporate expenses, including the costs of operating as a public company.

Management’s Discussion and Analysis, pages 42-55.

17.	When you revise your MD&A, please quantify, to the extent possible, the multiple reasons you give for changes in a line item.

Company Response: In response to the Staff’s comment, the Company has made the requested revisions, where applicable, throughout the MD&A section.

GAAP and Non-GAAP Financial Measures, page 42.

18.

We note that, at December 31, 2006, Belo had two primary reporting segments, the Television Group and the Newspaper Group. We also note that Belo presented segment EBITDA as its primary measure of profitability and to allocate capital resources. However, after the distribution, it appears you and Belo will each only have one reporting segment and, as a result, each company will have its own capital structure and allocation of resources will no longer be required. Further, we note that you will have an initial debt-free capital structure whereas Belo discloses that it has a large amount of indebtedness.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

Therefore, it appears that presentation of EBITDA in relation to the covenants in a credit agreement will not be material to an investor’s understanding of your financial condition and/or liquidity. Additionally, your discussion of EBITDA in the Results of Operations section of your MD&A merely recites the amounts of changes that are readily computable. In light of these factors, we believe your presentation of EBITDA will no longer be meaningful after the distribution and, accordingly, you should remove your presentations of EBITDA from the Form 10 as well as all future filings.

Company Response: After the distribution, the Company will have one reporting segment. As a result, we have no longer included segment EBITDA as a measure of assessing financial performance in the Form 10. However, we have continued to disclose the non-GAAP measure “combined EBITDA.” Combined EBITDA is defined on page 42 of the Form 10 in MD&A under the heading “GAAP and Non-GAAP Financial Measures.” As discussed in this definition, combined EBITDA is a measure that management uses in internal analyses as a supplemental measure of financial performance to assist in determining performance comparisons against peer group companies and for capital spending and other investment decisions. Additionally, due to the interest expense historically incurred between A. H. Belo and Belo, we believe that the measure is material to an investor’s understanding of the Company’s historical financial performance. As such, we believe that the presentation of combined EBITDA is meaningful and should be included in the Form 10.

Overview, page 42.

19.	Your discussion of the effects of the distribution in MD&A as well as elsewhere in your filing, such as your discussion of reasons for the distribution on page 3, should be revised to provide more information with respect to management’s consideration of the trends in the newspaper business in making the decision to separate A. H. Belo’s newspaper and other businesses from Belo’s television business. Your expanded discussion should also address how it was decided that you would have an initial debt-free capital structure.

Company Response: In response to the Staff’s comment, the Company has provided additional disclosure under the caption “Overview” on pages 42-43, and on page 3 under the caption “Summary – Reasons for the Distribution,” on pages 22-23 under the caption “The Distribution – Background of the Distribution” and on pages 23-24 under the caption “The Distribution – Reasons for the Distribution.”

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

20.	In order to provide investors with a better understanding of your operations, please provide a table that summarizes revenues generated by your three primary daily newspaper operations as well as your other businesses for 2004, 2005, and 2006. Please ensure the totals in this table agree with your combined net operating revenues for each period presented.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include a table providing combined revenue information for each of the three primary daily newspapers for each of the three years and the nine month periods ending September 30, 2006 and 2007 under the caption “Overview” on page 43. In addition, the Company has provided tables setting forth more detailed component revenue information for each newspaper for the corresponding periods under the caption “Results of Operations.”

Results of Operations, pages 44-52.

21.	In order to enhance the discussion of your net operating revenues, please provide a table similar in format to that found on the bottom of page 41 for each of your three primary daily newspapers.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Results of Operations” on pages 45, 46, 49 and 50.

22.	Please expand your disclosure on page 42 to discuss what it means that your distribution method changed from a buy-sell arrangement to a fee-for-delivery arrangement. While you cite this change as a reason for your increased revenues, it also appears from page 44 that you experienced higher distribution costs due to this change and that you expect this increased distribution costs to continue. Please revise to provide more clarity in regards to the change in your distribution method and its financial impacts.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Results of Operations” on page 45.

Operating Costs and Expenses, page 48.

23.	See the last sentence in the paragraph discussion of ‘interest expense.” Please clarify the meaning of the phrase “or assign the notes to A. H. Belo to Belo.” Also, explain whether assignment of the notes effectively extinguishes all liabilities of A. H. Belo to Belo under such notes.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under the caption “Operating Costs and Expenses” on page 48.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

Operating Costs and Expenses, pages 51-52.

24.	See the paragraph discussion of “other income (expense).” It is not clear why a loss due to the disposal of fixed assets is reflected within the statements of operations category of non-operating income (expense) rather than as a component of “earnings from operations.” Please revise or advise. Reference is made to SFAS No. 144, paragraph 45.

Company Response: The gain resulted from the sale of a tract of land in Dallas, Texas; the land was not used in our operations. Therefore, the resulting gain was recorded in other income rather than as a component of “earnings from operations.” In response to the Staff’s comment, the Company has expanded the disclosure to include language further explaining this gain.

Business, pages 56-60.

25.	We note that The Dallas Morning News experienced a decrease in circulation over the past few years. Please disclose the circulation for each of your three primary daily newspapers over the past few years as this will provide an indication of market trends. We suggest a column and brief narrative discussion.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Business” on page 56.

26.	We note that your Business section is 5 pages long and scarcely more than three pages if you omit the litigation discussion. We suggest that investors might be interested in separate discussions of each of your three newspapers, with a chart showing circulation trends, a discussion covering such topics as of what each is trying to cover as news, the particular challenges faced by each and management plans for each. By discussing each as a separate business, you can discuss the niche publications associated with each as well.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Business” on pages 56-57.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

Executive Compensation, pages 64-85.

27.	Please expand your disclosure to provide a compensation discussion and analysis subsection per Item 402(b) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information under the caption “Executive Compensation – Compensation Discussion and Analysis” on pages 64-75.

Financial Statements

Combined Statements of Belo Corp.’s Equity, page F-1.

28.	Please explain to us why the fiscal year 2005 line item “dividends and other distributions” does not reconcile with the amount shown in the financing activities section of your statements of cash flows on page F-10.

Company Response: The fiscal year 2005 line item “dividends and other distributions” does not reconcile with the amount shown in the financing activities of the statements of cash flows due to timing differences in the declaration and payment of dividends. Dividends are recorded in the statements of equity when they are declared and are recorded in the statements of cash flows when they are paid.

Note 6. Defined Benefit Pension and Other Post-Retirement Plans, page F-19.

29.	Please expand to discuss the impact of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” on your financial statements. See paragraphs 11-12, 15 and 20-21 of SFAS No. 158 for applicability and guidance.

Company Response: In response to the Staff’s comment, the Company has expanded the disclosure to include the requested information in its financial statements.

Age of Financial Statements

30.	Please continue to consider the financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X.

Company Response: In response to the Staff’s comment, and as required in Rule 3-12 of Regulation S-X, the Company has updated its financial statements to include the results and financial position for the nine months ended September 30, 2007.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2007

******************

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to Russell F. Coleman at 214-977-6601 or Alison K. Engel at 214-977-2248.

Very truly yours,

A. H. BELO CORPORATION

By:	/s/ Russell F. Coleman
Russell F. Coleman, Authorized Signatory

By:	/s/ Alison K. Engel
Alison K. Engel, Authorized Signatory